[Forgent Networks, Inc. Letterhead]

October 11, 2007

Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities & Exchange Commission

Washington, DC  20549

Re:                               Forgent Networks, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended July 31, 2006

Filed October 31, 2006

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Filed June 14, 2007

File No. 000-20008

Dear Mr. Wilson:

The following additional information is in response to your letter dated September 12, 2007 containing your comments to Note 2 to our financial statements filed with Form 10-Q for our fiscal quarter ended April 30, 2007.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 – Litigation Settlements, page 6

1.              We note your response to prior comment number 1 and have the following additional comments:

•                  Describe in further detail the terms, arrangements, obligations and rights associated with the litigation settlement(s). Describe all ownership attributes that reside in patents, other assets or other elements given and received such as transferability and exclusivity rights;

•                  Describe any assets received or liabilities incurred that are associated with the settlement(s) but were not part of the stipulated agreement; and

•                  For (cross) patents, other assets or other elements you received and do not intend to use, tell us if you would give them away for no consideration.

In connection with our program to pursue unauthorized users of our intellectual property, we generally, through our attorneys, initially corresponded with the other party in an effort to reach an agreement. If an agreement could not be reached, we, through our attorneys, initiated a legal claim against such party for infringement of our patent(s). In some cases, the other party filed various counterclaims (i.e. the patent was invalid). We continued to negotiate with the other party during the legal process which resulted in the settlements. The general details of our agreements and/or settlements were as follows:

•                  We provided the other party and its subsidiaries with a worldwide, nonexclusive, fully paid-up and irrevocable license to either our patent No. 4,698,672 (which pertains to still image compression or decompression) and/or patent No. 6,285,746 (which pertains to the recording and/or playback of digital audio and/or video).

•                  We did not provide the other party with the right to sublicense our patent(s).

•                  We released and discharged the other party from any and all actions, causes of action, claims or demands whatsoever, in law or equity, resulting from the infringement or alleged infringement of any claims of our licensed patent(s).

•                  We agreed that we will not, at any time or in any capacity, assert any claim or commence or prosecute any action, suit or proceeding against the other party based in whole or in part on infringement of the licensed patent(s).

•                  We agreed to dismiss with prejudice all pending lawsuits that we have brought against the other party.

•                  The agreement or settlement was effective from the date of the agreement or settlement through the expiration date of the related patent(s). Patent No. 4,698,672 expired in October 2006. Patent No. 6,285,746 expires in May 2011.

•                  The other party agreed to pay a stated amount in cash and such amount was not refundable.

•                  The other party agreed to dismiss with prejudice all pending lawsuits, if any, that were brought against us based in whole or in part on the licensed patent(s).

•                  We extended no warranties of any kind, either express or implied.

It should be noted that prior to the execution of the agreement or settlement with the other party, we had no previously existing agreement with such party related to the licensed patents. Our patent license and settlement agreements require the other party to pay us cash consideration. We did not receive other consideration as a result of these agreements such as any licenses to the other party’s technology. We did not incur any liabilities or obligations as a result of these patent license and settlement agreements, except for our agreement to dismiss any pending lawsuits that we had filed and to not commence or pursue any new claims or lawsuits. We did not obligate ourselves to provide and we do not provide the other party with technical support, maintenance or other services. We have not performed and do not intend to perform any further development related to patents No. 4,698,672 and No. 6,285,746.

In connection with our patent and license settlement agreements, we have only received cash as consideration and have not received any other assets such as licenses to technology and/or patents held by the other party. The other party did agree to dismiss with prejudice any pending lawsuits, if any, and, in some cases, agreed to not, at any time or in any capacity, assert any claim or commence or prosecute any action, suit or proceeding against us based in whole or in part on the licensed patent(s).

Please note that since inception of our intellectual property program, all agreements and settlements have been related to either patent No. 4,698,672 or patent No. 6,285,746.  Please note that due to final settlement with all remaining parties/defendants reached in fiscal 2007, as disclosed in our Form 10-Q for the quarter ended April 30, 2007, we do not anticipate any further revenue from our intellectual property program beyond fiscal 2007 as it relates to patent No. 4,698,672. As previously disclosed in our Form 10-Q for the quarter ended April 30, 2007, our claims regarding patent No. 6,285,746 was ruled invalid by a jury in federal court. Although we believe our patent and related claims continue to be valid, we are currently evaluating our options with respect to patent No. 6,285,746.

2.              Please tell us whether you consulted with the national office of Ernst & Young for the recognition, valuation and classification issues related to these litigation settlements and if so, provide us with the basis for any conclusion from that office.

We have consulted with the national office of Ernst & Young for the recognition, valuation and classification issues related to these litigation matters. Specifically, we have consulted with Jeff Slate, a partner in Ernst & Young’s national office. Ernst & Young has concurred with our recognition, valuation and classification treatment related to these litigation settlements based upon the nature and terms of such agreements as detailed above.

Thank you for your consideration of our above response.

Sincerely,

Jay C. Peterson
Chief Financial Officer

cc:                                 Ricky Richter

Ernst & Young LLP

Vernon E. Rew, Jr.

Winstead PC